

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Mr. Patrick A. Norton
Chief Executive Officer, President
Harmony Metals, Inc.
330 84th Street, No. 4
Miami, Florida 33141

> **Re: Harmony Metals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2010**
> **File No. 333-170408**

Dear Mr. Norton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You refer to Sajeh Holdings, your majority shareholder, as your "co-founder" in your Recent Sales of Securities and in Note 3 to your financial statements and, therefore, it seems that Sajeh Holdings may be a promoter under the definition of promoter found in Rule 405 of the Securities Act. Therefore, please provide the disclosures under Item 401(g) and Item 404(c) of Regulation S-K regarding Sajeh Holdings or tell us why it is not appropriate for you to do so.

Prospectus Cover Page

2. We note that you intend to sell your shares at a price of $10.00 per share. Please revise your cover page and the remainder of your registration statement to clearly state that you will sell your shares of Series A Convertible Preferred Stock at a fixed price for the duration of the offering.

3. Please indicate that your auditors have issued a going concern opinion.

4. We note your indication that you may use the proceeds from the sale of shares upon receipt. Please also clearly state that you will not be placing any of the funds in an escrow account and, as a result, any creditors of yours may be able to gain access to these funds.

Prospectus Summary, page 2

The Offering, page 3

5. In an appropriate place in your disclosure, please explain why you have determined to offer shares of your Series A Convertible Preferred Stock, as opposed to shares of your common stock, in this offering. In doing so, please highlight any material differences between these classes of stock, including the fact that your Series A Convertible Preferred Stock seems to have a liquidation preference associated with it.

6. Where you discuss the amount of dividends that may be paid on the Series A Convertible Preferred Stock, please state, if true, that the terms of such stock do not require that a fixed amount be payable to holders in the event a dividend is declared. Please also state, if true, that there is no preference associated with the issuance of dividends on your Series A Convertible Preferred Stock.

7. Where you discuss the Voting Rights, please clarify, if true, that holders of your Series A Convertible Preferred Stock vote on the same matters as holders of your common stock and that there are no limited voting rights associated with your Series A Convertible Preferred Stock.

Risk Factors, page 5

8. Please add a risk factor that discloses that Sahej Holdings, Inc. currently owns 85.3% of your outstanding shares, the effect that its ownership has on the control of the company and the amount of shares you must sell in this offering in order for Sahej Holdings, Inc. to own less than a majority of your outstanding shares.

We have no arrangements or resources of additional capital and may have…, page 6

9. Please revise this risk factor to quantify the amount of additional financing you will need to sustain your business operations. In this regard, we note your indication on page 15 that you will require a minimum of $50,000 to support your operations for the next 12 months.

If a market for our common stock does not develop, shareholders…, page 7

10. Please revise your disclosure here and throughout your prospectus, including your "Resale of our Shares" section on page 33, to clarify that to be quoted on the OTC Bulletin Board, a

market maker must file an application on your behalf in order to make a market for your common stock and there is no guarantee that you will be able to find a market maker willing to file an application on your behalf.

If our shares are quoted on the Over-The-Counter Bulletin Board, we will…, page 8

11. We note your statement that you will be required to remain current in your filings with the SEC in order for the shares of our common stock to be eligible for quotation on the Over-The-Counter Bulletin Board. Please revise this risk factor to clarify that you are required to remain current in your filings with SEC, as applicable, whether or not you are quoted on the Over-The-Counter Bulletin Board, as a result of this registration statement being declared effective.

Forward-Looking Statements, page 9

12. You state that "you should not place undue reliance on the forward-looking statements…" Please revise your filing to eliminate any inference that one cannot rely on these forward-looking statements or elaborate upon your disclosure to explain why you believe placing "undue reliance" on these statements might be inappropriate.

Use of Proceeds, page 9

13. You state that you are conducting this offering to create a public market for your common stock and facilitate your access to the public equity markets. Please clarify how this offering creates a public market for your common stock considering you are offering Series A Convertible Preferred Stock that is convertible only at the option of the holder which means that, even after this offering, there is no assurance that a public market for your common stock will exist. Also, please clarify how this offering facilitates your access to the public equity markets. Alternatively, you may simply delete these statements.

14. You state that your principal reasons for conducting this offering is to raise capital for working capital and general corporate purposes, which may include expanding your operations in existing and new markets, developing your brand through marketing and advertising programs and hiring employees and consultants on an as needed basis. We also note your disclosure in the last paragraph that you cannot accurately predict the amount that you may spend for any particular purpose. Nonetheless, please disclose the approximate amount you intend to use for each of these purposes, your plans if you receive 25%, 50%, 75% or the maximum proceeds and the order of priority. Please refer to Item 504 of Regulation S-K.

15. You state under "Potential Employment Agreement and Benefits" on page 25 that following receipt of the net proceeds of the offering, you may compensate your executive officers. Please revise this section to also identify this as a reason for your offering. Also, if you have

decided on a specific amount or range of cash compensation for your executive officers, please disclose that amount or range in this section.

Determination of Offering Price, page 11

16. We note that you considered several factors in setting the price for your Series A Convertible Preferred Stock. Please also disclose the various factors you considered in determining the Series A Convertible Preferred Stock's conversion price and the conversion ratio. Please refer to Item 505(b) of Regulation S-K.

Dilution, page 13

17. Please add a discussion of the potential dilution to shareholders if you sell 50% and 25% of your intended offering, as we believe providing information about a scenario other than your maximum sale is useful to your readers.

Selected Financial Data, page 14

18. The disclosure you provide here appears to be the same as the disclosure you provide on page 4 with respect to your Summary Financial Data. Please ensure that you have complied with Items 301 and 302 of Regulation S-K, which set forth the separate requirements for Selected versus Supplementary Financial Information.

Management's Discussion and Analysis of Financial Condition and Results…, page 15

19. Please revise this section to discuss in greater detail your plan of operations for the next twelve months including detailed milestones and the time frame for implementing each milestone. Please refer to Item 303 of Regulation S-K, Question 110.01 of the Compliance and Disclosure Interpretations at Regulation S-K and our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

20. We note your indication that you will require a minimum of $50,000 of available capital to support your operations for the next 12 months. Please revise your disclosure to clarify exactly how you intend to allocate this capital. For example, state whether you will require this amount simply to cover costs of staying in business or if you require any or all of this amount to expand your business. In this regard, we note your indication that you anticipate having certain costs associated with reporting and compliance requirements. You also state on page 25 that you intend to compensate your executive officers and continue to expand and develop your business if you receive additional funds in this offering.

Results of Operations, page 15

21. We note your discussion about your revenues from October 19, 2009 through September 30, 2010. Please also discuss your cost of sales and your selling, general and administrative expenses during this time period.

Going Concern, page 16

22. Please discuss the facts and circumstances that led to your accountant's conclusion and management's viable plans to overcome this uncertainty. Your discussion of management's plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

Liquidity and Capital Resources, page 16

23. Please specifically state here how long you can satisfy your cash requirements in light of your cash on hand and whether you will have to raise additional funds in the next twelve months.

Description of Business, page 19

24. In an appropriate place in this discussion, please explain how you plan to sell your products and how you plan to advertise or market your products for sale. For example, it does not appear that you maintain a web-site and it is not clear whether the property you discuss on page 20 is where you manufacture your products, maintain office space and/or if you utilize it for retail space. Refer to Item 101(h)(4)(ii) of Regulation S-K.

Principal Products, page 19

25. Please briefly explain what your "lifestyle accessories" products constitute.

26. You state that you sell your products at price points that reflect the market price of the base materials plus a price mark-up. Please tell us how you will determine the price of your mark-up.

Inventory and Raw Materials, page 19

27. You state that you are not constrained in your purchase by any contracts with any suppliers. Please disclose whether you have any contracts with manufacturers and distributors of the raw materials you use and if so, please discuss the contract's material terms.

28. Please discuss the availability of the raw materials that you use in your operations. See Item 101(h)(4)(v) of Regulation S-K.

<u>Competition, page 20</u>

29. You state that you compete primarily with other jewelry designers and manufacturers of upscale jewelry selling to retail jewelry stores. Please discuss the principal methods of competition, i.e. price, service, design. Item 101(h) of Regulation S-K.

<u>Directors, Executive Officers, Promoters and Control Persons, page 21</u>

30. Please disclose the business experience of Mr. Roudy Ambroise since July 2010.

<u>Involvement in Certain Legal Proceedings, page 23</u>

31. Please revise to provide disclosure that is responsive to the requirements of newly-amended Item 401(f) of Regulation S-K, including disclosure that covers that past ten years rather than the past five years and addresses all of the legal proceedings identified in Item 401(f) of Regulation S-K.

<u>Executive Compensation, page 23</u>

<u>Summary Compensation Table, page 25</u>

32. Please provide additional disclosure to explain how you determined to pay Mr. Norton a $600 salary for the last fiscal year. We note your indication that you have no employment agreements with your executive officers, however, it is not clear how this amount was arrived at and whether it constitutes his annual salary going forward. See Item 402(o) of Regulation S-K.

<u>Director Compensation, page 26</u>

33. Please revise your table to add a footnote confirming that the dollar amount reflected in the table constitutes the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(r)(2)(iii) of Regulation S-K.

<u>Description of Capital Stock, page 28</u>

<u>Other Rights, page 28</u>

34. You state that all shares of common stock issued by you in this offering will be "fully paid and non-assessable." We also notice a similar statement found under "Description of Series A Convertible Preferred Stock." It is unclear to us how you can make these determinations now when the shares have yet to be offered or issued. Please revise to remove these statements or advise.

Subscription Agreement, page 35

35. Please file your subscription agreement as an exhibit to your filing, rather than including it in the body of your prospectus.

Recent Sales of Unregistered Securities, page II2

36. We note your indication that each offer and sale discussed here was made in reliance on Section 4(2) of the Securities Act or Regulation D. For those sales that were made pursuant to Regulation D, please tell us why a Notification on Form D has not been filed with us.

Power of Attorney, page II-5

37. Please tell us what you mean by "new registration statements" as your disclosure is not entirely clear if your reference to "new registration statements" means only Rule 462(b) registration statements. Please refer to Item 601(b)(24) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director